Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

25 May 2015

PRIMA BIOMED TO PRESENT AT PROACTIVE’S

LUNCHEON BRIEFINGS IN SYDNEY AND MELBOURNE

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD), a biotech company working in the emerging field of immuno-oncology, announces that Stuart Roberts, Head of Investor Relations for Prima, will provide an overview of the company at Proactive’s Sydney and Melbourne Investor Luncheons on June 2 and June 3, 2015.

Roberts will present in Sydney from 12 PM til 2:30 PM on Tuesday 2 June 2015 at Radisson Blu Hotel, corner Pitt and O’Connell Streets, Sydney; and in Melbourne from 12 PM til 2:30 PM on Wednesday 3 June 2015 at CQ Melbourne (113 Queen Street, Melbourne).

Both of these events are free of charge for attending investors when registering online by Friday 29 May 2015. To register, please visit:

For Sydney – http://www.proactiveinvestors.com.au/register/event_details/84

For Melbourne - http://www.proactiveinvestors.com.au/register/event_details/85

About Proactive

Proactive investors is an international news and media organisation providing in depth coverage of growth companies in the small to mid-capitalisation range that are listed on stock exchanges. With offices in Europe, North America, Asia and Australia, Proactive has an extensive and growing news and media network. For more information please visit www.proactiveinvestors.com.au.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Prima’s pipeline of products includes IMP321 based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321 is its most clinically advanced product, a T cell immunostimulatory factor (APC activator) for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

Prima BioMed is listed on the Australian stock exchange, on the NASDAQ in the US. For further information please visit www.primabiomed.com.au

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts, Global Head of Investor Relations

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889